UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fresenius Medical Care AG & Co. KGaA

(Exact name of registrant as specified in its charter)

Germany	001-32749	Not applicable
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Else-Kröner Strasse 1, Bad Homburg, Germany	D-61352
(Address of principal executive offices)	(Zip Code)

Josef Dinger, +49 6172 608 2522, Josef.Dinger@fmc-ag.com

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Introduction

Company Overview

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” the “Company,” “we,” “us,” or “our”), a German partnership limited by shares, is the world’s largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to people with chronic kidney failure as well as offering other health care services.  We also develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in around 150 countries as well as using them in our internal health care service operators.

Overview of Fresenius’s Conflict Minerals Program

In connection with its reporting under the Securities and Exchange Commission’s (“SEC”) Final Rule on Conflict Minerals the Company designed a program (“Conflict Minerals Program”, “the CM Program”), to capture the required data within our supply chain for analysis and disclosure. The CM Program also includes feedback and communication functions to ensure that the Conflict Minerals Program enhanced our knowledge of the suppliers to ensure that we were continually evaluating the compatibility of their business practices with our established practices. The CM Program was upgraded to conform in all material respects to the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition and related Supplements on Tin, Tantalum and Tungsten and on Gold (“OECD Guidance”). The OECD Guidance contains the following five-step framework:

1.              Establish strong company management systems

2.              Identify and assess risks in our supply chain

3.              Design and implement a strategy to respond to identified risks

4.              Support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing

5.              Report on supply chain due diligence

Conflict Minerals Sourcing Policy

Our Conflict Minerals Sourcing Policy (“CM Policy”) governs the sourcing of raw materials, including those materials identified from areas of the world which have been identified as Covered Countries by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the CM Program adopted by the SEC pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act. The Company also sources components, or other materials, that may potentially contain an identified Conflict Mineral. Our CM Policy is publicly available at:

https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/About_us/Responsibility/Policy_Conflict_Minerals.pdf

Description of Supply Chain

We operate production facilities worldwide to meet the demand for our dialysis products. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products, while our strategically located production and distribution centers help to reduce transport costs.

Our Global Manufacturing, Quality & Supply division manages all of our activities in purchasing of raw materials and semi-finished goods used in manufacturing activities, production (including quality management) and distribution in North America. This centralized approach enables us to:

•                  continuously enhance the efficiency of our processes,

•                  optimize cost structures,

•                  improve returns on our capital invested in manufacturing,

•                  respond more flexibly, and

•                  fulfill our commitment to meeting high quality and safety standards

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we carefully assess the reliability of all materials purchased to ensure that they comply with the rigorous quality and safety standards required for our dialysis products. We outsource only if we have confirmed that a supplier can meet or exceed our internal standards. An interactive information system connects all our global procurement activities to ensure standardized processes and constant monitoring of our projects.

We focus on further optimizing procurement logistics and reducing total purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. However, as we are an original equipment manufacturer that assembles and manufactures components and sub-components into finished products, we are largely removed from the processing facilities in our supply chain with regards to conflict minerals and we must rely on the information provided by our suppliers through various due diligence processes.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Reasonable Country of Origin Inquiry Conclusion:

The Company performed due diligence to determine the source and chain of custody of the conflict minerals necessary to the production or functionality of certain of its products. However, for 2018, the Company determined in good faith that it was unable to definitively ascertain whether the conflict minerals, necessary for the functionality or production of the relevant products manufactured or contracted to manufacture by the Company, financed or benefitted armed groups in the Democratic Republic of the Congo (“DRC”) or in the countries having an internationally recognized border with the DRC, including Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together the “Covered Countries”).

Description of Reasonable Country of Origin Inquiry

Our Reasonable Country of Origin Inquiry (“RCOI”) was conducted, in good faith, through the collection of conflict minerals data from suppliers that we determined to be at-risk for potentially containing the identified minerals in the products that they provided to us during 2018. These products are enumerated in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD. Moreover, our RCOI was developed based upon industry best practices in collaboration with a third-party consultant (iPoint, Inc.).

Our RCOI conflict minerals data collection process includes, but is not limited to, the following:

1.              Develop and distribute free, educational material and training to relevant suppliers

2.              Initiate survey campaign from relevant suppliers utilizing the cross-industry Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”), as well as the iPoint Conflict Minerals Platform (“iPCMP”)

3.              Compare conflict minerals data received from relevant suppliers to Country of Origin (“CoO”) information available to us via our membership to the RMI

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.freseniusmedicalcare.com/en/about-us/responsibility/.

Item 1.02 Exhibits

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FRESENIUS MEDICAL CARE AG & CO. KGaA, a
partnership
limited by shares, represented by:	May 31, 2019
(Date)

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	s/ Michael Brosnan

Name:	Michael Brosnan
Title	Chief Financial Officer and Member of the Management Board of the General Partner

By:	s/ Kent Wanzek

Name:	Kent Wanzek
Title	Chief Executive Officer, Global Manufacturing, Quality & Supply and Member of the Management Board of the General Partner